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                                                                     EXHIBIT 8.1

                                  June 9, 1999



Mosaix, Inc.
6464 185th Avenue N.E.
Redmond, WA 98052

         RE: TAX OPINION REGARDING MERGER OF NOAH ACQUISITION INC. INTO MOSAIX, INC.

Ladies and Gentlemen:

         We have been asked, as counsel to Mosaix, Inc., a Washington corporation ("Mosaix"), to render this opinion regarding certain matters related to the U.S. federal income tax consequences of the merger (the "Merger") of Noah Acquisition Inc. (the "Subsidiary"), a Washington corporation and 100% subsidiary of Lucent Technologies Inc., a Delaware corporation ("Lucent"), pursuant to that certain Agreement and Plan of Merger, dated as of April 2, 1999 by and between Mosaix, the Subsidiary and Lucent (the "Agreement"). Capitalized terms not otherwise defined herein shall have the same meanings given to them in the Agreement or, if not defined therein, as described in the Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission on June 9, 1999 relating to the Merger (the "S-4"). This opinion letter is rendered pursuant to Section 6.3(b) of the Agreement.

         In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the relevant documents related to the Merger, including the Agreement and the S-4. Furthermore, we have examined that certain Lucent Tax Representation Letter, dated as of the date hereof, (the "Lucent Tax Certificate"), and that certain Mosaix Tax Representation Letter, dated as of the date hereof, (the "Mosaix Tax Certificate").

         Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above, the representations given by Lucent in the Lucent Tax Certificate and the representations given by Mosaix in the Mosaix Tax Certificate. In rendering our opinion, we have assumed the accuracy of all
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June 8, 1999
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information and representations and the performance of all undertakings contained in the reviewed documents as set forth above, the conformity of all copies to the original documents, and the genuineness of all signatures. We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts relevant to this opinion. If any of these facts or assumptions are not correct, please advise us at once as our advice may be affected by a change in such facts or assumptions.

         Opinion. It is the opinion of Tax Counsel that, subject to the foregoing and the limitations discussed below, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

         Furthermore, in our opinion, the material federal income tax consequences of the Merger for Mosaix stockholders who are citizens or residents of the United States are as follows:

         (1) No gain or loss will be recognized by holders of Mosaix common stock solely upon their receipt of Lucent common stock solely in exchange for Mosaix common stock in the merger, except to the extent of cash received in lieu of a fractional shares of Lucent common stock.

         (2) The aggregate tax basis of Lucent common stock received by Mosaix shareholders in the merger will be the same as the aggregate tax basis of Mosaix common stock surrendered in exchange therefore reduced by any amount allocable to fractional share interests for which cash is received.

         (3) The holding period of Lucent common stock received in the merger will include the period for which the Mosaix common stock surrendered in exchange therefor was held, provided that the Mosaix common stock is held as a capital asset at the time of the merger.

         (4) Cash payments received by holders of Mosaix common stock in lieu of fractional shares will be treated as if a fractional shares of Lucent common stock had been issued in the merger and then redeemed by Lucent. A shareholder of Mosaix receiving such cash will generally recognize gain or loss upon such cash payment, equal to the difference, if any, between such shareholder's allocable basis in the fractional share and the amount of cash received. This gain or loss will be a capital gain or loss if the Mosaix common stock is held by such shareholder as a capital asset at the effective time of the merger.

         (5) Mosaix will recognize no gain or loss solely as a result of the merger.

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June 8, 1999
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         However, as discussed above and as indicated in the S-4, if any of the assumptions or representations set forth above prove incorrect, then the conclusions set forth above may not be accurate, with the resulting consequences discussed in the S-4 under the heading "THE MERGER - Material Federal Income Tax Matters - Failure of the merger to qualify as a reorganization."

         Limitations. Our opinion is limited to the specific matters described in the S-4 under the caption "THE MERGER Material Federal Income Tax Consequences." We give no opinion with respect to other tax matters, whether federal, state or local, that may relate to the Merger. Our opinion may not address issues that are material to an individual stockholder based on his or her particular tax situation. No ruling will be requested from the Internal Revenue Service ("IRS") regarding the Merger. Our opinion is not binding on the IRS and does not constitute a guarantee that the IRS will not challenge the tax treatment of the Merger.

         In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder and the pertinent judicial authorities and interpretative rulings of the IRS. We caution that our opinion is based on the federal income tax laws as they exist on the date hereof. It is possible that subsequent changes in the tax law could be enacted and applied retroactively to the Merger and that such changes could dictate a materially different result than the result described in the opinions above.

         This opinion is furnished in connection with the Merger. We consent to the reference to our firm under the captions "THE MERGER--Material Federal Income Tax Consequences," and "LEGAL MATTERS," and to the filing of this opinion as an exhibit to the S-4.

                                                     Very truly yours,


                                                     /s/ PERKINS COIE LLP
                                                     ------------------------
                                                     PERKINS COIE LLP


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